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                 September 13, 2022

       Sterling Griffin
       Chief Executive Officer and President
       Harbor Custom Development, Inc.
       1201 Pacific Avenue, Suite 1200
       Tacoma, WA 98402

                                                        Re: Harbor Custom
Development, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267350

       Dear Mr. Griffin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Lynne Bolduc, Esq.